Mail Stop 6010


      December 15, 2005


Mr. D. Scott Olivet
Chief Executive Officer
Oakley, Inc.
One Icon
Foothill Ranch, CA 92610

      Re:	Oakley, Inc.
Form 10-K for the Year Ended December 31, 2004
Forms 10-Q for the Quarters Ended March 31, 2005, June 30, 2005 and
September 30, 2005
		File No. 001-13848

Dear Mr. Olivet:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your December 31, 2004 Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 17

GAAP and Non-GAAP Financial Measures, page 36

1. We note your disclosure of a non-GAAP financial measure. You state that this measure allows management and investors to evaluate and compare your operating results in a more meaningful and consistent manner. Please address the following:

* Please expand your disclosure to discuss in greater detail the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant`s financial condition and results of operations. Explain why this measure is "more consistent." If you believe there is significant variability in your discounts and returns, please tell us why you believe it is appropriate to base your provision for sales returns and claims on historical experience as disclosed on page 18.

* To the extent material, disclose the additional purposes, if any, for which management uses the non-GAAP financial measure. For example, disclose if gross sales are used in determining commissions or bonuses.

* Tell us and revise the filing to explain why you believe the non-
GAAP measure is "more meaningful" than the GAAP measure.

Consolidated Financial Statements

General

2. We note on page 17 of your proxy statement filed April 22, 2005 that you have engaged in various related party transactions during 2004, including transactions with your Chief Executive Officer. Please revise the notes to your consolidated financial statements and
Management`s Discussion and Analysis in future filings to disclose significant related party transactions in accordance with SFAS 57.

Note 1. Significant Accounting Policies and Description of
Business,
page 52

Reclassifications, page 59

3. We note that you have retroactively reclassified certain
shipping
and handling fees charged to customers from cost of sales to net sales, and that you have retroactively reclassified freight costs from shipping and warehousing expenses to cost of goods sold. You refer to this as a change in your accounting policy. However, it appears that this change in accounting was made in order to comply with EITF 00-10, which was applicable upon your adoption of SAB 101 on January 1, 2000. Based on your disclosure, it appears that this was a correction of an error in previously issued financial statements. Please revise future filings to clarify that the change was a correction of an error, or tell us why you believe that the change would qualify as a change in accounting principle based on the guidance of paragraphs 7-9 of APB 20.

Note 8. Commitments and Contingencies, page 68

Indemnities, Commitments and Guarantees, page 69

4. We note that you have outstanding certain indemnities, commitments and guarantees. Please revise your future filings to disclose, when possible, the maximum potential amount of future payments under your guarantees. Disclose the aggregate amount of standby letters of credit outstanding. Refer to paragraph 13 of FIN 45.

Exhibit 32.1

5. Your certifications pursuant to Section 906 of the Sarbanes-
Oxley
Act of 2002 refer to Annual Report on Form 10-K for the annual period ending December 31, 2003. Please file an amendment to correct the certification to refer to the correct period to which the report relates. The amendment should include the entire document to which this certification applies in accordance with Rule 12b-15 of the Exchange Act.

Form 10-Q for the Quarter Ended September 30, 2005

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Policies, page 15

Revenue Recognition, page 15

6. We note your disclosure that you record a provision for sales, returns, pricing allowances and other claims based on historical experience. Please tell us and revise future filings to describe the nature of the pricing allowances you offer. We note that you have not previously disclosed pricing allowances. Discuss when you began to offer these pricing allowances.
7. We note that you sell eyewear components to a third party, and then repurchase a finished product from the third party which includes the original eyewear components retrofitted with some type of electronic technology. You state that you eliminate the original eyewear component sales transaction to the extent you purchase or plan to purchase such electronics finished goods from the same third party. Please describe to us in greater detail the nature of these arrangements, including discussing whether these are nonmonetary transactions. Discuss the accounting literature that you follow in accounting for these transactions.

Contractual Obligations and Commitments, page 31

8. We note that you entered into a Reciprocal Exclusive Dealing Agreement with Gentex Optics in March 2005, and that agreement was filed as Exhibit 10.1 to the June 30, 2005 Form 10-Q and that you are required to purchase a minimum purchase amount each year during the term of the agreement. Tell us and revise you future filings to disclose in the table of contractual obligations the minimum amounts to be purchased.

      As appropriate, please amend your December 31, 2004 Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tom Dyer, Staff Accountant, at (202) 551-
3641
or me at (202) 551-3643 if you have questions. In this regard, do not hesitate to call Michele Gohlke, Branch Chief, at (202) 551-
3327.


      Sincerely,


      Kevin Vaughn
      Reviewing Accountant
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Mr. D. Scott Olivet
Oakley, Inc.
December 15, 2005
Page 1